Exhibit 12.1

Penn National Gaming, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio)

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008 (1)	For the Nine Months Ended September 30, 2009

Income from continuing operations before income taxes and minority interests	$135,994	$140,315	$370,720	$292,339	$(46,059)	$171,540
Add:
Fixed charges (from below)	82,098	114,156	223,590	222,475	193,740	115,888
Amortization of capitalized interest	163	236	615	1,312	1,968	1,710
Distributed income of equity investees	3,112	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtract:
Interest capitalized	(395)	(1,525)	(7,956)	(14,642)	(13,788)	(6,535)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Earnings, as defined:	$220,972	$253,182	$586,969	$501,484	$135,861	$282,603

Fixed charges:

A. Interest expensed and capitalized	$70,952	$85,600	$192,924	$201,459	$172,382	$95,829
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,163	5,269	11,360	11,242	11,233	8,580
Write -off of premiums, discounts and capitalized expenses related to indebtedness	3,767	18,039	10,022	—	—	3,599
Estimate of the interest within rental expense	2,216	5,248	9,284	9,774	10,125	7,880
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Fixed Charges:	$82,098	$114,156	$223,590	$222,475	$193,740	$115,888

Ratio of earnings to fixed charges:	2.69	2.22	2.63	2.25	—	2.44

(1) Our earnings were inadequate to cover our fixed charges by $57,879 for the year ended December 31, 2008 due to a non-cash impairment charge.